Copa Airlines Joins Star Alliance, the Leading Global Airline Network

-- Copa Airlines' entry into Star Alliance strengthens its already successful alliance with United Airlines, as well as the Hub of the Americas' position as the major connection center in the Americas.

PANAMA CITY, June 21, 2012 /PRNewswire/ -- Copa Airlines, subsidiary of Copa Holdings S.A. [NYSE: CPA], today officially joined Star Alliance, the largest and most important global airline network.

Copa Airlines' entry into Star Alliance provides its passengers access to 64 destinations throughout the Americas and the Caribbean through its Hub of the Americas, Latin America's premier hub, increasing travel options and connectivity.

"Joining Star Alliance is an accomplishment for our company. We are proud to become part of the largest and most prestigious global airline network and to draw the world's attention to the Isthmus of Panama," said Copa Airlines CEO Pedro Heilbron. "In addition, Copa will provide frequent flyers around the world with more benefits and travel options throughout the Latin American region, making it easier for them to connect through Tocumen Airport and visit our country."

"The Copa Airlines family is pleased to take this strategic step, which provides our passengers yet another guarantee of world-class service and operations," added Heilbron.

"On behalf of the Star Alliance Chief Executive Board, it gives me great pleasure to welcome Copa Airlines to the Star Alliance family. The addition of this quality aviation group strengthens our presence in the rapidly growing Latin American market," Mark Schwab, CEO Star Alliance said.

Through Star Alliance, Copa Airlines passengers have access to more than 1,356 destinations in 193 countries, with more than 21,500 daily flights and 990 VIP lounges, and a prime travel experience.

Frequent-flyer benefits on Star Alliance airlines include faster and easier connections, the ability to earn and redeem miles across airlines, the possibility of upgrades, access to VIP lounges worldwide, and enjoyment of Copa Airlines' first-rate travel experience.

Copa's entry into Star Alliance strengthens the already successful alliance it has had with United Airlines (formerly Continental Airlines) since 1998 and will open doors to development of partnerships with other airlines worldwide.

Copa Airlines provides Star Alliance access to Latin America's major hub, the Hub of the Americas, bringing quality air service to every corner of the continent.

Copa Airlines extends Star Alliance's prestigious brand to its 64 destinations in 29 countries throughout the Americas and in the Caribbean, including destinations previously not served internationally by any other member airline.

About Copa Holdings
Copa Airlines and Copa Airlines Colombia, subsidiaries of Copa Holdings, are leading Latin American providers of passengers and cargo services. The airlines provide service to 64 destinations in 29 countries in North, Central and South America and the Caribbean, operating one of the youngest and most modern fleets in the industry, consisting of 80 aircraft: 54 Boeing 737NG aircraft and 26 Embraer-190s. To make reservations, check seat assignments, log on to a MileagePlus account, create a trip log, check in for flights, print boarding passes or purchase tickets via secure transactions in 11 currencies, visit copa.com.

Copa recently launched its mobile website, m.copaair.com, becoming the first airline in Latin America to offer travelers the ability to use electronic boarding passes.

About Star Alliance:
The Star Alliance network was established in 1997 as the first truly global airline alliance to offer worldwide reach, recognition and seamless service to the international traveller. Its acceptance by the market has been recognised by numerous awards, including the Air Transport World Market Leadership Award and Best Airline Alliance by both Business Traveller Magazine and Skytrax. The member airlines are: Adria Airways, Aegean Airlines, Air Canada, Air China, Air New Zealand, ANA, Asiana Airlines, Austrian, Avianca, TACA Airlines, Blue1, Brussels Airlines, Copa Airlines, Croatia Airlines, EGYPTAIR, Ethiopian Airlines, LOT Polish Airlines, Lufthansa, Scandinavian Airlines, Singapore Airlines, South African Airways, SWISS, TAM Airlines, TAP Portugal, Turkish Airlines, THAI, United and US Airways. EVA Air and Shenzhen Airlines have been announced as future members. Overall, the Star Alliance network offers more than 21,500 daily flights to 1,356 airports in 193 countries.

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CONTACT: Susi Marcos, mediarelations@copaair.com